Exhibit 99.5

Bitfarms Reports Third Quarter 2022 Results with
Positive Adjusted EBITDA of $10 million

- Direct cost of production $500 lower at $9,400 per BTC -

- 1,515 BTC mined in Q3 2022 and 486 BTC in October 2022 -

- Quarter ended with 4.2 EH/s, Up 17% from June 30, 2022 -

- Final stages of Canadian expansion projects on track for completion by year end -

This news release constitutes a “designated news release” for the purposes of the Company’s prospectus supplement dated August 16, 2021 to its short form base shelf prospectus dated August 12, 2021.

Toronto, Ontario and Brossard, Québec (November 14, 2022) - Bitfarms Ltd. (NASDAQ: BITF // TSX: BITF), a global Bitcoin self-mining company, reported its financial results for the third quarter ended September 30, 2022. All financial references are in U.S. dollars. During third quarter 2022, Bitfarms mined 1,515 bitcoin (BTC).

“In Q3 2022, we continued to execute our growth plan and deliver industry leading production metrics, which make us confident we will manage current challenges and thrive,” said Geoff Morphy, Bitfarms’ President and COO. “We averaged 16.5 BTC per day in Q3 2022. As a result, we mined 3,733 BTC in the first nine months of 2022, surpassing the 3,453 BTC mined in all of 2021. For the second year in a row, Bitfarms is on pace to be one of the largest known producers of Bitcoin. Consistently one of the reported lowest cost producers, during Q3 2022, we reduced our direct cost of production by 5% to $9,400 per BTC compared to Q2 2022. In addition, we drove greater efficiencies and discretionary reductions in cash G&A that contributed to further savings, and our total cash costs of production declined 16% to $14,300 per BTC from Q2 2022. As such, even with recent BTC pricing, we continue to generate positive cash flow from operations and posted $10 million in Adjusted EBITDA.

“Our corporate hashrate increased by 17% from the beginning of the quarter and by 180% from a year ago to 4.2 exahash per second (EH/s) at September 30, 2022. However, as we enter Q4 2022, we modified our corporate hashrate guidance from 6.0 EH/s to 5.0 EH/s to reflect the impact of the Argentinian macroeconomic environment on the timing of importing miners.

“During the quarter, we strengthened our balance sheet to be better positioned to take advantage of complementary opportunities,” concluded Morphy.

Financial Highlights for the Quarter ended September 30, 2022

●	Total revenue was $33 million, compared to $42 million in Q2 2022, reflecting lower average BTC prices, partially offset by increases in Bitfarms’ hashrate.
●	Gross mining profit* and gross mining margin* were $17 million and 52%, respectively, compared to $27 million and 66% in Q2 2022, respectively.
●	General and administrative expenses, excluding non-cash share-based compensation, were $6 million, down 15% from Q2 2022.
●	Operating loss was $98 million, including an $84 million non-cash impairment charge, a $44 million realized loss on disposition of digital assets, and a $46 million change in unrealized gain on revaluation of digital assets, compared to an operating loss of $173 million, which including a $78 million realized loss on disposition of digital assets, a $70 million change in unrealized loss on revaluation of digital assets, and an $18 million impairment on goodwill in Q2 2022.
●	Net loss was $85 million, or ($0.40) per basic and diluted share, compared to a net loss of $142 million, or ($0.70) per basic and diluted share, in Q2 2022.
●	Adjusted EBITDA* was $10 million, or 31% of revenue, compared to $19 million, or 45% of revenue, in Q2 2022.
●	The Company mined 1,515 BTC at an average direct cost of production per BTC** of $9,400, compared to $9,900 in Q2 2022.
●	Total cash costs of production per BTC were $14,300 in Q3 2022, down from $17,000 in Q2 2022.

Liquidity at September 30, 2022

At September 30, 2022, the Company held $36 million in cash and 2,064 BTC valued at approximately $40 million based upon a BTC price of approximately $19,400.

“We remain steadfast in our resolve to maintain financial strength and flexibility,” said Jeff Lucas, CFO of Bitfarms. “When the BTC price started to trend lower, we began deleveraging the balance sheet. Since June 1st, we have paid down $94 million in debt, including fully retiring our highest interest rate facilities. As such, we expect to reduce annualized interest by $9 million.”

Q3 2022 Financing Activities

●	Sold 2,595 BTC for aggregate proceeds of $56 million.
●	Paid down $15 million of the BTC-backed loan facility reducing it to $23 million, lowering interest expense by $2 million on an annualized basis and freeing up approximately $5 million of required BTC collateral in excess of the loan principal outstanding.
●	Paid down equipment-backed term debt by $12 million, reducing interest expense in future periods.
●	Amended the BTC-backed loan, extending the maturity to December 29, 2022 and reducing the collateral requirement from 143% to 135% with the interest rate remaining unchanged at 11.25%.
●	Raised $13 million of net proceeds through the at-the-market equity program.

Financing Activities Subsequent to September 30, 2022

●	Sold daily production, totaling 486 BTC, during October 2022, generating proceeds of $10 million.
●	Continued to deleverage the Company’s balance sheet and reduce interest expense by making principal paydowns in October totaling $3 million and paying off its equipment term loan with the highest interest rate.
●	Held 2,064 BTC in custody on October 31, 2022, representing a total value of approximately $42 million based on a BTC price of $20,500.
●	Raised $2 million of net proceeds through the at-the-market equity program.
●	Finalized terms on sale of the de la Pointe facility with net proceeds of $3.5 million expected to received by year end.

Recent Operating Highlights

●	Surpassed 4.4 EH/s corporate hashrate in November with new production coming online in Quebec and Washington.
●	Averaged 16.5 BTC per day in daily production for Q3 2022, frequently exceeding 17 BTC per day in daily production.
●	Mined 486 BTC in October.
●	Received and installed approximately 7,000 miners in Q3 2022, adding more than 600 PH/s to Bitfarms’ online hashrate.
●	Completed the infrastructure for the remaining four 10 MW modules in warehouse 1 in Rio Cuarto.
●	In Sherbrooke, Québec:
o	At Garlock, energized the first 6 MW of the 18,000 square foot expansion in early November with the full 18 MW expected by early December.
o	At Phase 3 of The Bunker, energized 6 MW in late October with the remaining 6 MW expected to be online by early December.
o	Upon retirement of de la Pointe, Sherbrooke will consist of three farms in close proximity that are scheduled to have 96 MW operational by year end.
●	Increased total electrical capacity by 39 MW to 176 MW at September 30, 2022, up 28% from June 30, 2022. And, with the October energization of 6 MW at the Phase 3 of the Bunker, total capacity now stands at 182 MW.

Expansion Update

Bitfarms’ infrastructure construction contracts are projected to bring total capacity to 5.0 EH/s as of December 31, 2022.

Quarterly Operating Performance

Key Performance Indicators	Q3 2022	Q2 2022	Q3 2021
Total BTC Mined	1,515	1,257	1,050
Quarter End Operating Hashrate	4.2	3.6	1.5
BTC/ Avg EH	400	392	742
Operating Capacity (MW)	176	137	69
Hydropower MW	166	137	69
Watts/TH Efficiency	40	41	46
BTC Sold	2,595	3,375	31

Quarterly Operating Production

Quarter	BTC Mined 2022	BTC Mined 2021
Q1	961	598
Q2	1,257	759
Q3	1,515	1,050
Total YTD Sep. 30	3,733	2,407

Average Direct Cost of Production per BTC** (rounded to nearest $100)

Q3 2022	Q2 2022	Q1 2022	Q4 2021	Q3 2021
$9,400	$9,900	$8,700	$8,000	$6,900

Bitfarms' average direct cost of production** in Q3 2022 was $9,400, among the lowest reported in the industry, reflecting a decrease in BTC network difficulty of about 1% and by improvements in operating efficiency during the quarter.

Conference Call

Management will host a conference call and live webcast with an accompanying presentation today, Monday, November 14, at 11 a.m. ET to review the financial results and quarterly activity. Following management’s formal remarks there will be a live question-and-answer session, which may include pre-submitted questions Participants are asked to pre-register for the call through the following link:

Q3 2022 Conference Call

Please note that registered participants will receive their dial in number upon registration and will dial directly into the call without delay. Those without internet access or unable to pre-register may dial in by calling: 1-866-777-2509 (domestic), 1-412-317-5413 (international). All callers should dial in approximately 10 minutes prior to the scheduled start time and ask to be joined into the Bitfarms call.

The conference call will also be available through a live webcast found here:

Live Webcast

A webcast replay of the call will be available approximately one hour after the end of the call and will be available for one year, at the above webcast link. A telephonic replay of the call will be available through November 21, 2022 and may be accessed by calling 1-877-344-7529 (domestic) or 1-412-317-0088 (international) or Canada (toll free) 855-669-9658 and using access code 1280031. A presentation of the Q3 2022 results will be accessible on Monday, November 21, 2022, under the “Investors” section of Bitfarms’ website.

*Gross mining profit, Gross mining margin, EBITDA, EBITDA margin, Adjusted EBITDA and Adjusted EBITDA margin are non-IFRS financial measures and should be read in conjunction with, and should not be viewed as alternatives to or replacements of, measures of operating results and liquidity presented in accordance with IFRS and refer readers to reconciliations of Non-IFRS measures included in the Company’s MD&A and at the end of this press release.

**Represents the direct cost of Bitcoin based on the total electricity costs, net of the gain on disposition of marketable securities used to pay Argentina energy costs in Argentine Pesos, and, where applicable, hosting costs related to the mining of Bitcoin, excluding electricity consumed by hosting clients, divided by the total number of Bitcoin mined.

About Bitfarms Ltd.

Founded in 2017, Bitfarms is a global, publicly traded (NASDAQ/TSX: BITF) Bitcoin self-mining company. Bitfarms runs vertically integrated mining operations with in-house management and company-owned electrical engineering, installation service, and onsite technical repair. The Company’s proprietary data analytics system delivers best-in-class operational performance and accelerated uptime.

Bitfarms has 10 mining facilities in production around the world, which are housed in four countries: Canada, the United States, Paraguay, and Argentina. Powered by predominantly environmentally friendly hydro-electric and long-term power contracts, Bitfarms is committed to using renewable, locally based, and often underutilized energy infrastructure.

To learn more about Bitfarms’ events, developments, and online communities:

Website: www.bitfarms.com

https://www.facebook.com/bitfarms/
https://twitter.com/Bitfarms_io
https://www.instagram.com/bitfarms/
https://www.linkedin.com/company/bitfarms/

Cautionary Statement

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the Toronto Stock Exchange, Nasdaq, or any other securities exchange or regulatory authority accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release contains certain “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) that are based on expectations, estimates and projections as at the date of this news release and are covered by safe harbors under Canadian and United States securities laws. The statements and information in this release regarding expansion plans, including construction in Argentina and Québec, and potential strategic opportunities, expectations for monthly growth, targets, and goals for productive capacity and hashrates, debt reduction and liquidity including the ability to lower interest payments and manage bitcoin holding, and other future plans and objectives of the Company are forward-looking information. Other forward-looking information includes, but is not limited to, information concerning: the intentions, plans and future actions of the Company, as well as Bitfarms’ ability to successfully mine digital currency, revenue increasing as currently anticipated, the ability to profitably liquidate current and future digital currency inventory, volatility of network difficulty and digital currency prices and the potential resulting significant negative impact on the Company’s operations, the construction and operation of expanded blockchain infrastructure as currently planned, and the regulatory environment for cryptocurrency in the applicable jurisdictions.

Any statements that involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking information and are intended to identify forward-looking information.

This forward-looking information is based on assumptions and estimates of management of the Company at the time they were made, and involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Such factors include, among others, risks relating to: the global economic climate; dilution; the Company’s limited operating history; future capital needs and uncertainty of additional financing, including the Company’s ability to utilize the Company’s at-the-market offering (the “ATM Program”) and the prices at which the Company may sell Common Shares in the ATM Program, as well as capital market conditions in general; risks relating to the strategy of maintaining and increasing Bitcoin holdings and the impact of depreciating Bitcoin prices on working capital; the competitive nature of the industry; currency exchange risks; the need for the Company to manage its planned growth and expansion; the effects of product development and need for continued technology change; the ability to maintain reliable and economical sources of power to run its cryptocurrency mining assets; the impact of energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates; protection of proprietary rights; the effect of government regulation and compliance on the Company and the industry; network security risks; the ability of the Company to maintain properly working systems; reliance on key personnel; global economic and financial market deterioration impeding access to capital or increasing the cost of capital; share dilution resulting from the ATM Program and from other equity issuances; and volatile securities markets impacting security pricing unrelated to operating performance. In addition, particular factors that could impact future results of the business of Bitfarms include, but are not limited to: the construction and operation of facilities may not occur as currently planned, or at all; expansion may not materialize as currently anticipated, or at all; the digital currency market; the ability to successfully mine digital currency; revenue may not increase as currently anticipated, or at all; it may not be possible to profitably liquidate the current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on operations; an increase in network difficulty may have a significant negative impact on operations; the volatility of digital currency prices; the anticipated growth and sustainability of hydroelectricity for the purposes of cryptocurrency mining in the applicable jurisdictions; the inability to maintain reliable and economical sources of power for the Company to operate cryptocurrency mining assets; the risks of an increase in the Company’s electricity costs, cost of natural gas, changes in currency exchange rates, energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates and the adverse impact on the Company’s profitability; the ability to complete current and future financings, any regulations or laws that will prevent Bitfarms from operating its business; historical prices of digital currencies and the ability to mine digital currencies that will be consistent with historical prices; an inability to predict and counteract the effects of COVID-19 on the business of the Company, including but not limited to the effects of COVID-19 on the price of digital currencies, capital market conditions, restriction on labour and international travel and supply chains; and, the adoption or expansion of any regulation or law that will prevent Bitfarms from operating its business, or make it more costly to do so. For further information concerning these and other risks and uncertainties, refer to the Company’s filings on www.SEDAR.com (which are also available on the website of the U.S. Securities and Exchange Commission at www.sec.gov), including the annual information form for the year-ended December 31, 2021, filed on March 28, 2022. The Company has also assumed that no significant events occur outside of Bitfarms’ normal course of business. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those expressed in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on any forward-looking information. The Company undertakes no obligation to revise or update any forward-looking information other than as required by law.

Contacts:

LHA Investor Relations
David Barnard

+1 415-433-3777

Investors@bitfarms.com

Actual Agency

Matt Weaver

+1 339-234-3332

mediarelations@bitfarms.com

Québec Media: Tact

Louis-Martin Leclerc

+1 418-693-2425

lmleclerc@tactconseil.ca

Bitfarms Ltd. Consolidated Results of Operations Data

	Three months ended				Nine months ended
(U.S.$ in thousands except where indicated)	September 30,				September 30,
	2022	2021	$ Change	% Change	2022	2021	$ Change	% Change
Revenues	33,247	44,774	(11,527)	(26)%	115,391	109,893	5,498	5%
Cost of sales	37,186	15,306	21,880	143%	92,789	37,758	55,031	146%
Gross (loss) profit	(3,939)	29,468	(33,407)	(113)%	22,602	72,135	(49,533)	(69)%
Gross margin	(12)%	66%	—	—	20%	66%	—	—
Operating expenses
General and administrative expenses	10,299	10,884	(585)	(5)%	39,534	24,310	15,224	63%
Realized loss on disposition of digital assets	44,329	177	44,152	nm	122,243	152	122,091	nm
Change in unrealized (gain) loss on revaluation of digital assets	(45,655)	(13,893)	(31,762)	229%	21,118	992	20,126	nm
Loss (gain) on disposition of property, plant and equipment	756	70	686	980%	1,692	(95)	1,787	nm
Impairment on equipment and construction prepayments, property, plant and equipment and right-of-use assets	84,116	—	84,116	100%	84,116	—	84,116	100%
Impairment on goodwill	—	—	—	—	17,900	—	17,900	100%
Impairment reversal on property, plant and equipment	—	(1,860)	1,860	100%	—	(1,860)	1,860	100%
Operating (loss) income	(97,784)	34,090	(131,874)	(387)%	(264,001)	48,636	(312,637)	(643)%
Operating margin	(294)%	76%	—	—	(229)%	44%	—	—
Net financial (income) expenses	(8,251)	(616)	(7,635)	nm	(24,191)	23,936	(48,127)	(201)%
Net (loss) income before income taxes	(89,533)	34,706	(124,239)	(358)%	(239,810)	24,700	(264,510)	nm
Income tax (recovery) expense	(4,725)	10,973	(15,698)	(143)%	(17,603)	12,247	(29,850)	(244)%
Net (loss) income and total comprehensive (loss) income	(84,808)	23,733	(108,541)	(457)%	(222,207)	12,453	(234,660)	nm
Basic (loss) earnings per share (in U.S. dollars)	(0.40)	0.14	—	—	(1.09)	0.08	—	—
Diluted (loss) earnings per share (in U.S. dollars)	(0.40)	0.13	—	—	(1.09)	0.08	—	—
Gross mining profit (1)	16,789	35,448	(18,659)	(53)%	74,089	85,782	(11,693)	(14)%
Gross mining margin (1)	52%	82%	—	—	66%	80%	—	—
EBITDA (1)	(65,419)	41,755	(107,174)	(257)%	(177,217)	41,472	(218,689)	(527)%
EBITDA margin (1)	(197)%	93%	—	—	(154)%	38%	—	—
Adjusted EBITDA (1)	10,317	29,762	(19,445)	(65)%	50,442	73,265	(22,823)	(31)%
Adjusted EBITDA margin (1)	31%	66%	—	—	44%	67%	—	—

nm: not meaningful

(1)	Gross mining profit, Gross mining margin, EBITDA, EBITDA margin, Adjusted EBITDA and Adjusted EBITDA margin, are non-IFRS performance measures; refer to the Non-IFRS Financial Performance Measures section of the Company’s MD&A.

Bitfarms Ltd. Reconciliation of Consolidated Net Income (loss) to EBITDA and Adjusted EBITDA

	Three months ended				Nine months ended
(U.S.$ in thousands except where indicated)	September 30,				September 30,
	2022	2021	$ Change	% Change	2022	2021	$ Change	% Change

Revenues	33,247	44,774	(11,527)	(26)%	115,391	109,893	5,498	5%

Net (loss) income before income taxes	(89,533)	34,706	(124,239)	(358)%	(239,810)	24,700	(264,510)	nm
Interest expense	3,394	788	2,606	331%	10,950	2,583	8,367	324%
Depreciation and amortization expense	20,720	6,261	14,459	231%	51,643	14,189	37,454	264%
EBITDA	(65,419)	41,755	(107,174)	(257)%	(177,217)	41,472	(218,689)	(527)%
Share-based payment	3,961	5,787	(1,826)	(32)%	17,993	12,549	5,444	43%
Realized loss on disposition of digital assets	44,329	177	44,152	nm	122,243	152	122,091	nm
Change in unrealized (gain) loss on revaluation of digital assets	(45,655)	(13,893)	(31,762)	229%	21,118	992	20,126	nm
Impairment on equipment and construction prepayments, property, plant and equipment and right-of-use assets	84,116	—	84,116	100%	84,116	—	84,116	100%
Impairment on goodwill	—	—	—	—%	17,900	—	17,900	100%
Impairment reversal on property, plant and equipment	—	(1,860)	1,860	100%	—	(1,860)	1,860	100%
Net financial (income) expenses and other	(11,015)	(2,204)	(8,811)	400%	(35,711)	19,960	(55,671)	(279)%
Adjusted EBITDA	10,317	29,762	(19,445)	(65)%	50,442	73,265	(22,823)	(31)%
Adjusted EBITDA margin	31%	66%	—	—	44%	67%	—	—

nm: not meaningful

Bitfarms Ltd. Calculation of Gross Mining Profit and Gross Mining Margin

	Three months ended				Three months ended
(U.S.$ in thousands except where indicated)	September 30,				September 30,
	2022	2021	$ Change	% Change	2022	2021	$ Change	% Change
Gross (loss) profit	(3,939)	29,468	(33,407)	(113)%	22,602	72,135	(49,533)	(69)%
Non-mining revenues (1)	(971)	(1,315)	344	(26)%	(2,342)	(3,219)	877	(27)%
Depreciation and amortization expense	20,720	6,261	14,459	231%	51,643	14,189	37,454	264%
Purchases of electrical components and other	690	586	104	18%	1,262	1,387	(125)	(9)%
Electrician salaries and payroll taxes	289	448	(159)	(35)%	924	1,290	(366)	(28)%
Gross mining profit (2)	16,789	35,448	(18,659)	(53)%	74,089	85,782	(11,693)	(14)%
Gross mining margin	52%	82%	—	—	66%	80%	—	—

(1)	Non-mining revenues reconciliation:

	Three months ended				Nine months ended
(U.S.$ in thousands except where indicated)	September 30,				September 30,
	2022	2021	$ Change	% Change	2022	2021	$ Change	% Change
Revenues	33,247	44,774	(11,527)	(26)%	115,391	109,893	5,498	5%
Less mining related revenues for the purpose of calculating gross mining margin:
Mining revenues	(32,276)	(43,459)	11,183	(26)%	(113,049)	(106,001)	(7,048)	7%
Hosting revenues	—	—	—	—%	—	(673)	673	100%
Non-mining revenues	971	1,315	(344)	(26)%	2,342	3,219	(877)	(27)%

(2)	“Gross mining profit” is defined as Gross profit excluding depreciation and amortization and other minor items included in cost of sales that do not directly relate to mining related activities. “Gross mining margin” is defined as the percentage obtained when dividing Gross mining profit by Revenues from mining related activities.